LRR Energy, L.P.

Heritage Plaza

1111 Bagby Street, Suite 4600

Houston, Texas 77002

March 13, 2013

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Annual Report Under Section 219 of the Iran
Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that LRR Energy, L.P. (“LRR Energy”) has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the fiscal year ended December 31, 2012, which was filed with the U.S. Securities and Exchange Commission on March 13, 2013. Such disclosure is located on page 14 of the Annual Report on Form 10-K and is incorporated by reference herein.

Sincerely,

/s/ Jaime R. Casas
Vice President, Chief Financial Officer and Secretary